VIA EDGAR AND EMAIL

November 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Dietrich King

Re:	89bio, Inc.

Registration Statement on Form S-1 (File No. 333-234174)

Dear Ms. Bednarowski and Mr. King:

Reference is made to the letter requests of 89bio, Inc. (the “Company”) and BofA Securities, Inc., SVB Leerink LLC and RBC Capital Markets, LLC (the “Managing Underwriters”) for acceleration of effectiveness of the above-captioned Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on November 1, 2019 pursuant to Rule 461 under the Securities Act of 1933, as amended (collectively, the “Acceleration Requests”).

The undersigned hereby respectfully request that the Commission withdraw the Acceleration Requests and that it not declare the above-captioned Registration Statement effective until such time as the Company and the Managing Underwriters shall request.

If you have any questions, please contact Ryan A. Murr of Gibson, Dunn & Crutcher LLP, counsel to the Company, at (415) 393-8373 or via email at rmurr@gibsondunn.com.

Sincerely,

89BIO, INC.

By:	/s/ Rohan Palekar

Name:	Rohan Palekar
Title:	Chief Executive Officer

BOFA SECURITIES, INC. SVB LEERINK LLC RBC CAPITAL MARKETS, LLC

As representatives of the Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

SVB LEERINK LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Managing Director

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

2